DANIEL F. SANSONE	1200 URBAN CENTER DRIVE
EXECUTIVE VICE PRESIDENT AND	BIRMINGHAM, ALABAMA 35242
CHIEF FINANCIAL OFFICER	TELEPHONE: 205 298-3104
FAX: 205 298-2960
E-MAIL; sansoned@vmcmail.com

July 8, 2013

Via EDGAR and Overnight Delivery

Ms. Tia L. Jenkins

Ms. Suying Li

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vulcan Materials Company

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 28, 2013

File No. 001-33841

Dear Ms. Jenkins and Ms. Li,

Vulcan Materials Company submits this letter in response to your letter dated June 10, 2013, which sets forth comments of the Staff of the Securities and Exchange Commission (the “Staff” of the “Commission”) regarding the above-referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have numbered and restated in italics each comment to correspond to the numbering in the Staff’s comment letter.

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Form 10-K for the Fiscal Year Ended December 31, 2012

Item 2 Properties, page 24

Aggregates, page 24

1.	We note your use of the term “possible” reserves in the footnotes of this section in regards to your volumetric production payment (VPP) property. Item 102 of Regulation S-K specifically prohibits the use of terms other than proven and probable when referring to reserve estimates in documents filed with the Commission. Please confirm these reserves are proven and/or probable reserves demonstrated to be economically viable as of December 31, 2012 or modify your tabulations by excluding all “possible” reserves that may be applicable as the contract is executed. In addition, please remove the “possible” reserve terminology from your filing.

Response:

We confirm that the 15.0 billion tons of estimated reserves disclosed in our Form 10-K represents proven and probable reserves.

Our mention of 16.7 million tons of possible reserves refers to the expected source of reserves related to the VPP transaction disclosed in Note 19 to the consolidated financial statements. The 16.7 million tons of possible reserves are not included in the proven and probable reserves table. As described in Note 19, the purchaser of the VPP is entitled to a percentage of the future production from a total of 143.2 million tons of reserves. Based on our forecasts, the purchaser’s percentage of future production will be derived from 126.5 million tons of reserves categorized as proven and probable with the remaining 16.7 million tons derived from reserves that are not currently permitted and are therefore categorized as possible.

To address the issue of noncompliance with Item 102, Part 5 of Regulation S-K, we will undertake to limit disclosure of reserves referable to the VPP to proven and probable in future filings. Please refer to our response to Comment 4 for our proposed disclosure.

2.	High quality & purity limestone is generally defined by the calcium carbonate (CaCO3) content, percentage or another appropriate measurement. Does this apply to your limestone/cement properties? If so, please disclose the appropriate measurement for each mining operation or quarry.

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Response:

The calcium carbonate content of our limestone is relevant when the limestone is used as feedstock for cement production or as a supplement for certain end-use products such as animal feed, plastics and paint. Only a very limited number of our quarries produce limestone based on their chemical characteristics for these end uses. Our Newberry quarry produces 97% calcium carbonate limestone for cement production. Our Brooksville quarry produces 98.1% calcium carbonate to supplement end-use products. Certain of our other quarries produce deminimus quantities of chemical limestone to satisfy our customer’s needs as those orders are received.

Please see our response to Comment 4 for our proposed expanded disclosure in future Form 10-K filings.

3.	Please note that proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined and a statement to that effect is included with the filing. Absent this condition, proven and probable reserves should be segregated.

Response:

The difference in the degree of assurance between our proven and probable reserves can be readily defined. As required by Industry Guide 7, we will undertake to disaggregate and report the two classes of reserves separately in future filings. Please see our response to Comment 4 for our proposed expanded disclosure.

4.	We note you disclose your annual product sales for only your aggregate segment. Please disclose your annual production by aggregate region and segment. The annual production disclosure is required by Regulation S-K, Instructions to Item 102, Part 3.

Response:

We will undertake to include the following expanded disclosure in future Form 10-K filings (additional disclosure underlined or shaded for ease of review):

Aggregates

The 15.0 billion tons of estimated aggregates reserves reported at the end of 2012 include reserves at inactive and greenfield (undeveloped) sites. We reported proven and probable reserves of 15.0 billion tons at the end of 2011 using the same basis. The table below presents, by region, the tons of proven and probable aggregates reserves as of December 31, 2012 and the types of facilities operated.

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	(millions of tons)
	Aggregates Reserves		2012	Number of Aggregates Operating Facilities[1]
Region	Proven	Probable	Production	Stone	Sand and Gravel	Sales Yards
Central	4,398	1,078	46.9	79	6	33
East [2]	4,398	1,995	49.3	70	3	24
South	2,022	57	23.5	19	12	13
West	648	362	23.1	3	21	1
Total	11,466	3,492	142.8	171	42	71

1 In addition to the facilities included in the table above, we operate 19 recrushed concrete plants which are not dependent on reserves.

2 Includes a maximum 143.2 million tons of reserves encumbered by the volumetric production payment as defined in Note 19 “Acquisitions and Divestitures” to the consolidated financial statements in Item 8 “Financial Statements and Supplementary Data.”

Of the 15.0 billion tons of aggregates reserves, 8.5 billion tons or 57% are located on owned land and 6.5 billion tons or 43% are located on leased land.

The following table lists our ten largest active aggregates facilities based on the total proven and probable reserves at the sites. None of our aggregates facilities, other than Playa del Carmen, contributed more than 5% to our net sales in 2012.

(millions of tons)
	Reserves at 12/31/2012			2012
Location (nearest major metropolitan area)	Proven	Probable	Total	Production
Playa del Carmen (Cancun), Mexico	642.4	0.0	642.4	7.6
Hanover (Harrisburg), Pennsylvania	281.3	274.4	555.7	2.6
McCook (Chicago), Illinois	125.9	271.2	397.1	4.6
Dekalb (Chicago), Illinois	162.3	193.8	356.1	0.2
Gold Hill (Charlotte), North Carolina	163.8	128.9	292.7	0.7
Macon, Georgia	127.2	129.0	256.2	1.1
Rockingham (Charlotte), North Carolina	78.7	176.6	255.3	1.7
1604 Stone (San Antonio), Texas	227.0	0.0	227.0	2.8
Cabarrus (Charlotte), North Carolina	120.6	94.9	215.5	1.4
Elijay, Georgia	81.1	89.0	170.1	0.3

Asphalt mix, Concrete and Cement

We also operate a number of facilities producing other products in several of our Regions:

Region [1]	Asphalt Mix Facilities	Concrete [2] Facilities	Cement [3] Facilities
East	0	41	0
South	9	64	3
West	23	12	0

1 Central Region has no asphalt mix, concrete or cement facilities.

2 Includes ready-mixed concrete, concrete block and other concrete products facilities.

3 Includes one cement manufacturing facility, one cement import terminal, and a calcium plant.

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The asphalt mix and concrete facilities are able to meet their needs for raw material inputs with a combination of internally sourced and purchased raw materials. Our Cement segment operates two limestone quarries in Florida which provide this segment’s production facilities with feedstock materials.

(millions of tons)
	Reserves at 12/31/2012			2012
Location	Proven	Probable	Total	Production
Newberry	178.9	10.9	189.8	0.7
Brooksville	5.7	0.0	5.7	0.3

Our Newberry limestone quarry is mined primarily as feedstock for the Company’s wholly-owned cement mill. The process of making cement utilizes ingredients such as high purity limestone to efficiently and consistently achieve the chemical reactions that generate the final product. A high amount of impurities in this process negatively impacts properties and consistency of the final product. The Newberry limestone quarry has an average calcium carbonate (CaCO3 ) content of 97.0%.

Our Brooksville limestone quarry is mined and processed primarily as a supplement for end-use products such as animal feed, plastics and paint.  High purity limestone is inert and relatively inexpensive compared to the other components used in these end-use products.  A high amount of impurities in the limestone could negatively impact properties of the final product. The Brooksville limestone quarry has an average calcium carbonate (CaCO3 ) content of 98.1%.

Item 8 Financial Statements and Supplementary Data, page 56

Notes to Consolidated Financial Statements, page 61

Note 9: Income Taxes, page 80

5.	In view of the uncertainties surrounding the realization of the deferred tax asset and the subjective nature of any conclusion regarding the necessity of a valuation allowance, please expand Management’s Discussion and Analysis in future filings to discuss in detail the positive evidence that makes it more likely than not that the deferred tax asset will be realized. Identify each factor of positive evidence that you considered, quantified to the extent practicable, and explain how each was weighted. For example, identify the reversible temporary differences and the timing of the difference; identify the number of years of projected foreign taxable income that are required to realize the deferred tax asset, discuss the extent to which current foreign profitability is sustainable; and discuss the nature of your tax-planning actions and strategies. Your disclosure need not be limited to these items. Please provide us with a draft of your proposed disclosures.

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Response:

We will undertake to include the following expanded disclosure in future filings beginning with our second quarter 2013 Form 10-Q filing (additional Critical Accounting Policies disclosure underlined for ease of review):

how we determine Our deferred tax assets and liabilities

We file various federal, state and foreign income tax returns, including some returns that are consolidated with subsidiaries. We account for the current and deferred tax effects of such returns using the asset and liability method. Our current and deferred tax assets and liabilities reflect our best assessment of the estimated future taxes we will pay. Significant judgments and estimates are required in determining the current and deferred assets and liabilities. Annually, we compare the liabilities calculated for our federal, state and foreign income tax returns to the estimated liabilities calculated as part of the year end income tax provision. Any adjustments are reflected in our current and deferred tax assets and liabilities.

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets represent items to be used as a tax deduction or credit in future tax returns for which we have already properly recorded the tax benefit in the income statement. Realization of deferred tax assets ultimately depends on the existence of sufficient taxable income of the appropriate character in either the carryback or carryforward period.

Each quarter we analyze the likelihood that our deferred tax assets will be realized. A valuation allowance is recorded if, based on the weight of all available positive and negative evidence, it is more likely than not (a likelihood of more than fifty percent) that some portion, or all, of a deferred tax asset will not be realized. A summary of our deferred tax assets is included in Note 9 “Income Taxes” in our Annual Report on Form 10-K for the year ended December 31, 2012.

On an annual basis, we perform a complete analysis of all forms of positive and negative evidence based on year end results. During each interim period, we update our annual analysis for significant changes in the positive and negative evidence.

2012 YEAR END VALUATION ALLOWANCE ANALYSIS

At December 31, 2012, we identified the following forms of negative evidence:

•	we were in a cumulative loss position based on financial results for the trailing three years (our foreign operations were profitable during this period, but not to the extent to overcome the cumulative loss position)

•	certain of our deferred tax assets were carryforwards and, if not utilized, had a relatively brief period before they expire (see table below)

•	significant levels of interest expense were forecasted related to our long-term debt

•	the aggregates industry had not fully recovered from the most recent economic downturn

Most positive evidence can be categorized into one of the four sources of taxable income. These are (from least to most subjective):

•	taxable income in prior years, if carryback is permitted under tax law (source one)

•	future reversals of existing temporary differences (source two)

•	tax planning strategies (source three)

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•	future taxable income exclusive of reversing existing temporary differences and carryforwards (source four)

The four sources of taxable income are considered sequentially. If a single source of taxable income is sufficient to eliminate the need for a valuation allowance, other sources do not need to be considered. However, if a valuation allowance is necessary after considering all four sources, we consider the weight of each source of taxable income, from least to most subjective, to determine the amount of valuation allowance to be recorded.

We have developed a financial model to quantify and analyze the four sources of taxable income. In prior years we exhausted all material forms of carryback potential (source one), and therefore, our analysis focused on sources two, three and four.

Our projection of the reversal of our existing temporary differences (source two) generated significant taxable income. This taxable income provided sufficient positive evidence to conclude that it was more likely than not that we will realize all of: (1) our deferred tax assets without expiration periods and (2) our federal net operating loss carryforward. However, this source of taxable income was not sufficient to project full utilization of our charitable contribution, foreign tax credit and state net operating loss carryforwards. Below is a listing of the amount of these deferred tax asset carryforwards at December 31, 2012, along with their expiration periods:

	Deferred	Expiration
(in thousands)	Tax Assets	Periods
Charitable contribution carryforwards	$9,953	2014 - 2017
Foreign tax credit carryforwards	22,409	2018 - 2021
State net operating loss carryforwards	45,929	2014 - 2032

To assess the realizability of these remaining deferred tax asset carryforwards, we then looked to sources three and four of taxable income. In evaluating tax planning strategies (source three), we believe it would be both prudent and feasible, if necessary, to convert from LIFO to FIFO as our basis for valuing inventory for tax purposes. The financial model contemplated implementing this tax planning strategy during the year where it would be most beneficial in utilizing our remaining carryforwards.

Because we are in a trailing three-year cumulative loss position, we were prevented from considering future domestic taxable income (part of source four). However, our foreign operations have a long history of profitability, even during the most recent three years. Therefore, our financial model included future foreign taxable income (also part of source four), repatriated during the years where it would be most beneficial in utilizing our remaining carryforwards. Additionally, we ensured that our domestic cash needs were not impaired by the planned timing of such repatriation.

The taxable income generated from including the third and fourth sources of taxable income in our financial model was sufficient to project utilization of our charitable contribution and foreign tax credit carryforwards prior to their respective expiration periods. Therefore, based on this positive evidence, we determined that it was more likely than not that we will realize the benefit of these two deferred tax asset carryforwards.

At December 31, 2012, our analysis indicated that we should provide a valuation allowance of $38,837,000 against our state net operating loss deferred tax asset carryforward balance of $45,929,000. This was an increase of $9,080,000 from the 2011 valuation allowance.

Of the $38,837,000 valuation allowance, $36,712,000 related to an Alabama net operating loss deferred tax asset carryforward. The required filing group in Alabama, along with the state’s taxable income calculation, creates a significant net operating loss carryforward that we do not believe is more likely than not to be realized. The remaining valuation allowance of $2,125,000 related to other state net operating loss deferred tax asset carryforwards. Based on the following reasons, we do not believe it is more likely than not these carryforwards will be realized:

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•	the required filing groups in other states are different from the federal filing group

•	certain states have short expiration periods or other limitations on the usage of a net operating loss

•	we no longer file in certain states for which we have net operating loss carryforwards

2013 SECOND QUARTER VALUATION ALLOWANCE ANALYSIS

Based on our second quarter 2013 analysis, we believe it is more likely than not that we will realize the benefit of all our deferred tax assets with the exception of the state net operating loss carryforwards for which a valuation allowance was previously recorded. For 2013, we project these state net operating loss carryforwards (and the associated valuation allowance) to increase by $_______. This change in the valuation allowance is reflected as a component of the annual effective tax rate.

In the future, if we determine that realization is more likely than not for deferred tax assets with a valuation allowance, the related valuation allowance will be reduced and we will record a benefit to earnings. Conversely, if we determine that it is more likely than not that we will not be able to realize a portion of our deferred tax assets, we will increase the valuation allowance and record a charge to earnings.

Note 19: Acquisitions and Divestitures, page 106

6.	We note that you have recorded an obligation to deliver 143.2 million tons of aggregates valued at $75.2 million. This appears to be approximately $0.53 per ton as compared to your average aggregate selling price of $10.44 per ton in 2012. Please tell us how you valued the initial obligation of aggregates to be delivered per this arrangement and how you plan to account for any changes in the valuation of this obligation under US GAAP.

Response:

The Volumetric Production Payment (VPP) described in Note 19 to our consolidated financial statements entitles the purchaser to a specified declining percentage of future aggregates production from four specified quarries. As disclosed in Note 19, based on our projections of production, the weighted-average percentage of aggregates expected to be delivered to the purchaser is 10.5% of the 143.2 million tons that are subject to the VPP (representing a total of approximately 15 million tons – or $5.01 per ton). This price of $5.01 per ton is not comparable to our current average aggregate selling price of $10.44 per ton for a number of reasons, including:

•	The full cash proceeds for the conveyance of the VPP to the purchaser were received at closing of the transaction while delivery of the production will occur over an expected 26 years
•	The purchaser has full risk on the prices at which its percentage of production will be sold

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•	The purchaser has full risk on when its percentage of future production is delivered including the risk that the full 143.2 million tons subject to the VPP will not be produced over the term of the contract

We have deferred recognition of the revenue resulting from the conveyance of the VPP and established a liability in the amount of the cash proceeds received. Revenue is deferred until delivery of the product has occurred in accordance with the revenue recognition guidance in ASC 605-10-25-1. Delivery occurs when the product is either delivered to the purchaser or sold to a third-party under the terms of a separate marketing agreement. Revenue will be recognized on a unit-of-sales method which best matches revenues to costs.

7.	We note you recognized a pretax gain of $12.3 million from the sale of mitigation credits in the second quarter of 2012. Please provide us with the terms and conditions of the underlying transaction and your accounting to record this transaction.

Response:

We established a conservation bank with the California Department of Fish and Game (the “CDF&G”) and the United States Fish and Wildlife Service (the “Service”) by dedicating land as a preserve and granting the CDF&G a temporary conservation easement to the land. The conservation bank provides a certain number of mitigation credits per acre of land preserve to offset damage to sensitive habitat and endangered species resulting from development activities. The Service has granted us the right to sell these mitigation credits to third party land developers as a means for these third parties to satisfy any mitigation requirements associated with specific development projects. The number of mitigation credits required for a development project is established through negotiation between the developer and the Service.

In the second quarter of 2012, we sold mitigation credits from this conservation bank for $13.5 million. Title to the land did not pass to the purchaser but the land associated with the mitigation credits has no further commercial use due to the conservation easement. As a result, we allocated a pro-rata share of the book basis in the conservation bank to the disposition resulting in a $12.3 million gain.

We will undertake to include the following additional language in future filings to describe transactions involving the sale of mitigation credits (additional disclosure underlined or shaded for ease of review):

Our land management strategy includes developing conservation banks by preserving land as a suitable habitat for endangered or sensitive species. These conservation banks have received approval from the United States Fish and Wildlife Service to offer mitigation credits for sale to third parties who may be required to compensate for the loss of habitats of endangered or sensitive species. In the second quarter of 2012, we sold mitigation credits resulting in net cash proceeds of $13,469,000 and a pretax gain of $12,342,000.

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Additionally, as requested by the Staff, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above responses, please do not hesitate to call the undersigned at (205) 298-3104.

Sincerely,

/s/ Daniel F. Sansone

Daniel F. Sansone
Executive Vice President and Chief Financial Officer

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